Berry Global, Inc.

a wholly owned subsidiary of

Berry Global Group, Inc.

101 Oakley Street

Evansville, Indiana 47710

January 25, 2024

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg

Re: Berry Global, Inc.
Registration Statement on Form S-4, as amended (File No. 333-275714)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Berry Global, Inc. (the “Company”), Berry Global Group, Inc. (“Berry”) and the subsidiary guarantors described in the Registration Statement (the “Subsidiary Guarantors”) hereby request that the Registration Statement be permitted to become effective on January 29, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company, Berry and the Subsidiary Guarantors acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii) the Company, Berry and the Subsidiary Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments, please do not hesitate to contact me at (812) 306-2764 or Tyler F. Mark, Esq. at (303) 866-0238.

Berry Global, Inc.
and the Subsidiary Guarantors

By:	/s/ Jason K. Greene
Jason K. Greene
Executive Vice President, General Counsel and Secretary

Berry Global Group, Inc.

By:	/s/ Jason K. Greene
Jason K. Greene
Executive Vice President, Chief Legal Officer and Secretary

Cc:          Tyler F. Mark, Esq.

Bryan Cave Leighton Paisner LLP